February 25, 2014

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20459-1004

Ladies and Gentlemen:

Pursuant to the requirements of the Securities and Exchange Act of 1934 under Section 13 or 15(d), submitted herewith is the combined Annual Report on Form 10-K for the year ended December 31, 2013, for the companies noted below.

Northeast Utilities
The Connecticut Light and Power Company

NSTAR Electric Company
Public Service Company of New Hampshire

Western Massachusetts Electric Company

The financial statements included in the aforementioned report on Form 10-K for the year ended December 31, 2013 reflect no changes from the preceding year in any accounting principles or practices, or in the method of applying any such principles or practices.

Very truly yours,

/s/

Michael DiPietro

Michael DiPietro

Director - Financial Reporting

  & Process Design